SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2007

Dated: November 6, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 6, 2007, and should be read in conjunction with the unaudited interim consolidated financial statements with accompanying notes of Spur Ventures Inc. (the “Company”) for the period ended September 30, 2007 which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A contains certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming initiatives. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, future prices of nitrogen, phosphate and potash, exploitation and exploration successes, continued availability of capital and financing, the exchange rates for Canadian, US and Chinese currencies, Chinese policies on fertilizer and agriculture, and general economic, market or business conditions.

All amounts are reported in U.S. dollars, unless otherwise stated. Additional information on the Company can be found in the Company’s filings with Canadian security commissions on SEDAR at www.sedar.com.

1. Results of Operations – Third Quarter

Non-GAAP Measures

In this MD&A, the Company has reported EBITDA (Earnings (Loss) Before Interest, Tax, Depreciation & Amortization). This is a non-GAAP measure, which is used to determine the Company’s ability to generate cash flows and returns for investing and other activities. EBITDA does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

The following table shows the calculation of EBITDA:

In US dollars	Q3/07	YTD/07	Q3/06	YTD/06
YSC
Earnings (loss)	283,649	124,206	(432,749)	(793,414)

Interest Exp	6,211	76,403	67,539	166,207
Tax	-	-	-	-
Depreciation & amortization	48,372	337,596	168,719	558,408

EBITDA	338,232	538,205	(196,491)	(68,799)

Spur Consolidated
Earnings (loss)	(43,746)	(1,330,306)	(647,577)	(1,705,196)

Interest Exp	16,181	86,382	67,562	166,230
Tax	-	-	-	-
Depreciation & amortization	139,721	436,591	171,648	567,493

EBITDA	112,156	(807,333)	(408,367)	(971,473)

Yichang Spur Chemicals (YSC)

YSC production for the third quarter of 2007 was 6,112 metric tonnes (mt), 16.2% less than the corresponding quarter in 2006, mainly because management instituted block manufacturing, i.e. running the plant at full capacity for two weeks followed by a two week total shut down, to reduce manufacturing costs and to better manage inventory. The production was also negatively impacted by the decision around mid-August to idle the plant due to continued losses.

Sales volume was up 33.6% to 8,795 metric tonnes (“mt”) and sales revenues were up 48.6% to $2,190,280 compared to the results in the third quarter of 2006.

Gross profit was $47,637 as compared with a gross loss of $2,813 in the third quarter of 2006. EBITDA was $338,232 in the three months ended September 30, 2007 compared to a loss of $196,491 in the same period in 2006.

The following table illustrates the quarterly operational results at YSC.

	Q1/2007	Q2/2007	Q3/2007	YTD/2007	Q1/2006	Q2/2006	Q3/2006	Q4/2006	Total 2006

Production Volume (mt)	11,125	6,911	6,112	24,148	13,810	6,586	7,294	9,883	37,572
Sales Volume (mt)	14,136	6,837	8,795	29,767	12,557	4,833	6,583	10,721	34,695
Net Sales ($)	3,157,193	1,576,992	2,190,280	6,924,465	2,820,850	1,020,136	1,474,175	2,381,878	7,697,039
Cost of product ($)	3,029,999	1,486,951	2,142,643	6,659,593	2,624,090	1,171,584	1,476,988	2,249,996	7,522,658
Total Gross Profit ($)	127,194	90,041	47,637	264,872	196,760	(151,448)	(2,813)	131,882	174,381
Selling price/mt ($)	223	231	249	233	225	211	224	222	222
Cost of Product/mt ($)	214	217	244	224	209	242	224	210	217
EBITDA - YSC ($)	(40,365)	240,338	338,232	538,205	132,646	(4,954)	(196,491)	(4,837,554)	(4,906,353)

In the northern hemisphere fertilizer companies produce the maximum amount of product every month to be sold during two short windows, 70% in the spring planting season (March to May) and 30% in the fall planting season (August to October). Thus is it normal and necessary to have high inventory levels at our year-end as we build up inventories for the upcoming spring planting season.

The fertilizer market structure in China is quite different from the North American fertilizer market where retailers have more storage capacity and less inventory may be held by the producer. In China, the average farm size is much smaller and farmers tend to order in smaller amounts. Therefore a relatively higher minimum inventory level is expected to serve the needs of the customers in China.

Generally speaking, if properly stored, fertilizer products have a long product life and obsolescence or stale inventory is seldom a problem. In China all fertilizers are stored and sold in 50 kg bags which give them extra protection from the elements.

Inventory, consisting primarily of fertilizers and raw materials, is valued at the lower of cost and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is calculated using the weighted average method comprising all costs of purchases, costs of conversion and other costs incurred, including overhead allocation, in bringing the inventories to their present location and condition. The following table shows the valuation of inventory for the past three years:

(In US$)	2004	2005	2006
Inventory before reserve for devaluation in value of stock	953,821	2,881,673	2,749,030
Less: Reserve for devaluation in value of stock	19,110	276,993	319,587
Inventory as per financial statements	934,711	2,604,680	2,429,443

Inventory turnover ratio (sales/inventory)	0.8	2.6	3.2

Inventory reserve as a % of inventory	2%	1%	1.2%

A low inventory turnover ratio may point to overstocking, obsolescence, or deficiencies in the product line or marketing effort. The ratios for 2004, 2005 and 2006 indicate that inventory turnover has been improving and the estimated inventory turnover ratio for the three quarters of 2007 on an annualized basis is 7.3.

YSC is in the business of producing commodity fertilizers in a highly competitive market. Gross profits can be enhanced by producing at higher product rates thus reducing cost of goods sold, by ensuring the highest product quality, by moving maximum volumes and by maximizing payments on all sales.

By adopting block manufacturing, increasing its focus on sales and signing a long-term phosphate rock supply rock contract, YSC achieved a gross profit margin of approximately 3.8% in the three quarters ended September 30, 2007, compared to 0.8% the corresponding period in 2006, with a 30.3% increase in sales but coupled with a 26.3% increase in cost of sales. The increase in sales was attributable mostly to increases in volumes sold and not due to increased product selling prices.

However prices of major raw material, in particular prices for sulphuric acid and potassium chloride, have continued to rise dramatically. For example, from the year end of 2006 to the end of third quarter 2007, prices of sulphuric acid increased from $39/mt to $117/mt while potassium chloride (potash) increased from $251/mt to $331/mt. Sales prices did not compensate for the raw material price increases but ranged from $240 to $250/mt due to excess supply relative to demand, and YSC was barely breaking even with every tonne produced.

By the end of the third quarter of 2007, due to increasingly high sulphuric acid and potassium chloride raw material prices, the YSC plant was idled. Spur is now in the early stages of investigating a capital investment that will provide more production flexibility and help the plant offset these high raw material input costs. This investment will build on Spur’s current investment in the phosphoric acid plant and NPK granulation units, and will give the plant the additional capability to produce powdered and/or granular mono-ammonium phosphate (MAP) as well as retaining specialty NPK production capability. YSC will then be able to produce either or both NPK and MAP products, depending on market conditions.

Yichang Maple Leaf Chemicals (YMC)

The Company is still going through the approval application process to formally transfer the mining licenses for the Dianziping and Shukongping phosphate deposits from its joint venture partner, YPCC, to the YMC Joint Venture Company which is controlled by the Company.

The first approval stage was completed in late December 2006 when Yiling District (Dianziping mine site) and Xinshang County (Shukongping mine site) officially approved the transfer to the Yichang City level. Yichang City completed its own due diligence on the transfer in the 1st quarter of 2007 and is in a position to recommend the transfer to Hubei Province Land and Resources (L&R). Under today’s regulations in China, Hubei Province L&R has the legal right to make the final decision on the transfer but the transfer might also be submitted to Beijing for subsequent review.

Now that the formal renewal of YMC’s Business License has occurred (see Spur’s Press release dated October 25, 2007), the Company believes that all conditions have been met in order for Yichang City to recommend to Hubei Province that the mining licenses be transferred to YMC.

The Company's Consolidated Results

EBITDA was approximately $112,000 in the three months ended September 30, 2007 compared to a loss of approximately $408,000 in the same period in 2006.

Total general and administrative expenses decreased $381,000 to $683,000 in the quarter ended September 30, 2007 from $1,064,000 in the same period of 2006. The decrease was attributable to: a $160,000 decrease in professional fees mainly for SOX compliance; a decrease of $98,000 in transfer agent and filing fees, which included a one time TSX registration fee of approximately

$100,000 in the third quarter of 2006; a $51,000 reduction in interest as the Company continued to make repay outstanding loans; a reduction of $44,000 in stock-based compensation expenses; a decrease of $29,000 in wages and benefits because some wages were allocated to mineral properties; a $28,000 decrease in repairs and maintenance expenses; a $25,000 decrease in depreciation and amortization from 2006 because the asset base for depreciation is lower than in 2007 after the impairment of assets at the end of 2006; and a $25,000 reduction in office and miscellaneous expense. The above decreases were partially offset by an increase in travel, advertising and promotion of $52,000 due to more business activities, an increase in consulting fees of $17,000, and an increase in rent of $10,000. Interest income was $264,000 in the third quarter of 2007, approximately $5,000 less than that of the third quarter of 2006, reflecting the Company’s strong cash position.

Accounts Receivables of $1,200,000 at the end of the quarter was essentially the same as the $1,247,000 at the end of 2006. The inventory balance decreased to $1,259,000 at the end of the third quarter from $2,429,000 at the end of Q3-2006 due to increased sales and the reduction in production. Accounts and notes payable and accrued liabilities decreased to $1,324,000 from $1,527,000 at the end of 2006. Customer deposits decreased to $248,000 from $683,000 at the end of 2006 as customers took delivery of products. Bank loans totalling $1,271,000 at the end of 2006 were fully paid off as of the end of September 2007, due to scheduled monthly payments to the ICBC bank.

Foreign Exchange Gain / Loss

The unrealized foreign exchange gain was $316,000 for the three months ended September 30, 2007, compared to a loss of $17,000 in the three months ended September 30, 2006. The unrealized foreign exchange gain was mainly a result of the strength of CAD and RMB versus USD in the translation of the Company’s integrated joint ventures YMC and YSC using the temporal method. Under the temporal method, monetary assets and liabilities are translated at period-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

The Company conducts business in China, with most costs and revenues in Chinese Renminbi. Its Vancouver head office incurs expenses in Canadian dollars. The Company also holds significant amounts of US dollar term-deposits and T-Bills ranging from one to four months. Foreign exchange losses or gains are dependent upon the exchange rate relationship among the U.S. Dollar, Chinese Renminbi and Canadian Dollar. It is anticipated that exchange rates will be volatile over the coming quarters. This may result in foreign exchange fluctuating between gains or losses on a quarterly basis. The Company does not use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities, therefore the Company is exposed to future fluctuations in the three currencies.

2. Summary of Quarterly Results

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	Sep. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sep. 30,
	2007	2007	2007	2006	2006	2006	2006	2005	2005

Total revenues	2,190,280	1,576,992	3,157,193	2,381,878	1,474,175	1,020,136	2,820,850	1,241,160	1,736,150
Net income (loss)	(43,746)	(910,020)	(376,540)	(4,764,608)	(647,577)	(818,156)	(239,463)	(711,477)	(1,098,682)
Earnings (loss) per share	(0.00)	(0.02)	(0.01)	(0.08)	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)
Diluted earnings (loss) per share	(0.00)	(0.02)	(0.01)	(0.08)	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)

3. Liquidity and Capital Resources

As of September 30, 2007, the Company had a total of $25.8 million (down from $26.5 million at the end of the 2006) in capital resources, made up of cash and cash equivalents of $15.5 million, restricted cash of $0.2 million and short-term investments of $10.1 million. Of the cash and cash equivalents of $15.5 million, $3.3 million was held in China deposited in Canadian dollars and $1.3 million was operating working capital in Chinese Renminbi. The restricted cash of $0.2 million was deposited to a bank in China in support of notes payable to suppliers. The short-term investments of $10.1 million included US Treasury Bills having more than 90 days maturity periods with a major Canadian financial institution. The Company believes it has sufficient funds to meet its financial needs for the next 12 months.

The original YMC Joint Venture agreement signed in November of 2003 valued the Project at RMB 3.256 billion with Spur owning 90% and YPCC 10%. However, three Supplemental Agreements were subsequently signed by Spur BVI and YPCC and approved by Yichang City and Hubei Province to reduce the required Registered Capital to RMB 1.14 billion and Spur BVI’s ownership to 78.2% . These supplementary agreements have not yet been approved by Central NDRC and the Ministry of Commerce in Beijing. The Company continues to operate under the Original Agreement pending approval of the Supplementary Agreements in Beijing. YMC now has a total capital contribution of RMB 195.1947 million as of the date of this report, RMB 158.152418 million of which being cash contribution from Spur, the rest being YPCC’s scientific achievements valued at RMB 28.8086 Million, and YPCC’s previous expenses valued at RMB 8.2337 Million.

The Company did not have any off-balance sheet arrangements as of the end of the third quarter of 2007.

4. Transactions with Related Parties

During the three-month period ended September 30, 2007, the Company paid consulting fees of $39,897 to two companies controlled by one officer and an associate of a director (2006: $35,041 to two companies).

During the nine-month period ended September 30, 2007, the Company paid consulting fees of $109,095 to two companies controlled by one officer and an associate of a director (2006: $105,944 to two companies).

5. Outstanding Share Data

As of the date of this report, the Company had the following shares and options outstanding:

-	Number	Exercise Price (CAD)	Expiry Date
Common Shares	58,740,520	n/a	n/a
Stock Options	1,700,000	0.60	6-May-08
Stock Options	435,000	1.20	19-Jun-08
Stock Options	1,250,000	1.50	23-Jul-09
Stock Options	200,000	1.50	12-Oct-09
Stock Options	500,000	1.80	1-Mar-10
Stock Options	200,000	1.50	16-Sep-10
Stock Options	200,000	1.50	14-Mar-11
Stock Options	625,000	1.03	4-Jul-11
Stock Options	250,000	0.64	2-Jan-12
Stock Options	50,000	0.55	4-Apr-12
Stock Options	200,000	0.63	27-Jun-12
TOTAL	64,350,520

On January 3, 2007, the Company granted options to an officer to purchase 200,000 common shares of the company, a new employee to purchase 100,000 common shares of the Company, and a current employee to purchase 50,000 common shares of the Company at an exercise price of C$0.64 per share. The fair value of the grant was C$101,500, of which C$15,507 (US$14,832) was charged to stock based compensation during the three months ended September 30, 2007 and C$46,521 (US$42,480) was charged during the nine-month period ended September 30, 2007.

On April 4, 2007, the Company granted options to two employees to purchase 50,000 common shares of the company at the exercise price of C$0.55 per share. The fair value of the grant was C$14,000 of which C$2,139 (US$2,046) was charged to stock based compensation during the three months ended September 30, 2007 and C$4,278 (US$4,027) was charged during the nine-month period ended September 30, 2007.

On June 27, 2007, the Company granted options to a director to purchase 200,000 common shares of the company at the exercise price of C$0.63 per share. The fair value of the grant was C$66,000, of which C$10,389 (US$9,937) was charged to stock based compensation during the three and nine month periods ended September 30, 2007.

All options granted in 2007 and referred to above vest over a three-year period, with one-third of the options vesting one year after the date of grant, one-third two years after the date of grant, and the remaining one-third three years after the date of grant.

On July 28, 2007, 8,571,429 of the Company’s warrants expired.

6. Tianren Acquisition

On June 18, 2006, the Company signed the final agreement (the “Agreement”) to acquire the fertilizer related assets of Hebei Tianren Chemical Corporation (“Tianren”), a Chinese holding company, and to merge the management teams and assets of both companies.

The interests being acquired include a:

1. 95% interest (80% direct and 15% indirect) in Tianren Agriculture Franchise Company (“Ag Franchise”), China’s largest marketer of compound NPK fertilizers. Ag Franchise sells over 1.5 Million tonnes per annum (“tpa”) of NPK (Nitrogen, Phosphate, Potassium) fertilizer for Sino Arab Chemical Fertilizer Company (SACF) and Dayukou Chemical Fertilizer Company (“Dayukou”).

2. 75% interest in Tianding Chemical Company (“Tianding”), which has a 100,000 tpa NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bag manufacturing facilities in China with current production under contract of in excess of 28 million bags per annum for Tianren, SACF, Dayukou and others. The bagging facility is a key part of the logistics for distribution of 50 kilogram bags of fertilizer within China.

3. 60% interest in Hubei Yichang Tianlong Industry Company (“Tianlong”), a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province, where Spur’s current facilities are located. Tianlong has an import license for sulphuric and phosphoric acid and will be eligible to apply for more import permits in the near future.

The Company has agreed to acquire these assets in consideration for the issue to Tianren of 13.3 million shares of the Company, such shares to be subject to an escrow period of 24 months and the restriction of voting rights for those shares which at any one time exceed 19.9% of the issued shares of the Company to be restricted.

The transaction was negotiated at arm’s length and is subject to due diligence, TSX and all other regulatory approvals, and standard closing conditions.

The Chinese central government implemented new regulations for share for share purchases in September of 2006 which clarified the process but caused some delay in the process as it also required Spur and Tianren to commence a new application procedure.

Qinhuangdao City and Hebei Province Ministry of Commerce have now approved the formal applications in respect of the Tianding and TACF transfers, and Yichang City and Hubei Province have approved the formal application in respect of Tianlong. All applications are currently being reviewed by the Central Ministry of Commerce (MofCom) in Beijing and affiliated departments such as the Chinese Securities and Exchange Commission.

Additional approvals under China’s WTO accession guidelines (which came into effect on December 11, 2006) will also be required for Tianlong, because it has a sulphuric acid import license, and for TAFC because it has distribution and sales rights in China.

The agreement originally provided that Spur could elect to terminate the acquisition if the transactions contemplated by the agreement were not completed on or before May 31, 2007. Spur has since agreed to extend that deadline to December 31, 2007.

Although the approval process in China has been slower than anticipated due to the introduction of the new law on share swaps referred to above, good progress has been made as reported in our August 14, 2007 press release. All departments with the exception of the Chinese Securities and Exchange Commission have commented favourably on the merger. MofCom’s only specific request was that the agreement be made subject to Chinese law, and Spur has agreed on condition that the agreement be further amended to provide for binding arbitration in Hong Kong in the event of any disputes relating to the agreement. MofCom has accepted Spur’s request.

A recent take over of China National Chemical Construction Corporation (CNCCC) by China National Offshore Oil Corporation (CNOOC) intended to consolidate China’s state-owned fertilizer businesses has introduced a level of uncertainty into some material contracts of the Hebei Tianren companies that did not previously exist. Spur and Hebei Tianren continue to work together to ensure that material contracts formerly related to CNCCC will continue and be renewed and that material outstanding loans and receivables of the Hebei Tianren companies will be paid off or still be in good standing at the time of the takeover, otherwise Spur will have the unilateral right to terminate the acquisition and merger process.

Spur will retain earnings for the three Tianren companies from June 1, 2006 until the acquisition and merger are finally approved. However, because of a significant down turn in the commodity fertilizer cycle in China, 2006 and 2007 earnings will be less than 50% of 2005 earnings when the merger process began..

7. Outlook

Transforming YSC
Subject to availability of bank financing and successful EPC (Engineering, Procurement and Construction) contracts, Spur is in the early stages of investigating the transformation of Yichang Spur Chemical (“YSC”) from solely a NPK producer for farmers into production of Mono-ammonium Phosphate (11-44-0) (“MAP”) for industrial and export customers as well as specialty NPK’s. This additional product production capacity will leverage off Spur’s current investments in YSC while giving it the manufacturing flexibility required to meet the changing needs of this emerging market.

YSC's location in the heart of the phosphate mining region and on the Yangtze River provides it with a number of advantages for the manufacture of MAP, including security of supply and distinct transportation advantages.

Sino-Canadian Integrated Phosphate Project
Spur firmly believes that only those firms that control their own raw materials, have production facilities with economies of scale and can deliver their products effectively to the market, will be successful in China. Because of these first two criteria Spur is focusing on the YMC Project and the need for marketing is one of the main reasons for the pending merger with Tianren. Spur is exploring new territory both in accessing a natural resource in China and seeking approval for a share for share purchase for the Hebei Tianren merger under new Chinese guidelines.

The clock started ticking for the mining licence transfer in the second quarter of 2005 after the two mining licenses had been formally issued and Spur made its first Registered Capital contribution. This is not a long time for the transfer of a natural resource anywhere in the world, and certainly not in China.

The key drivers for the YMC Project remain the continued growth of the 12 million mt/yr Nitrogen, Phosphorus and Potassium fertilizer (“NPK”) market in China. NPK demand has been growing at approximately 10% each year but still represents only 20% of the compound fertilizers sold in China. The Chinese government wants this to increase to 50% by 2010 to ensure a 25% increase in crop production to feed China’s growing population. In 2006 China imported 1.95 million mt of NPK’s at an average price 15% higher than domestic NPK product so there is another growth opportunity through import substitution. The apparent paradox between current NPK production overcapacity in China and the 8-10% increase in new production coming on line is due to the continued presence of small, economically inefficient NPK facilities that the Chinese government is in the process of closing. Within the next five years, we anticipate most compound P producers will be in the five provinces with rich phosphate reserves while producers in other parts of China will be shut down.

The trend towards higher quality and analysis fertilizers , the potential for import substitution and the anticipated closure of over 200 small scale plants is viewed as strong justification for Spur continuing its work at both YSC and YMC.

The focus of Spur’s strategy remains YMC’s Yichang Integrated Phosphate Project of YMC. Spur plans to be fully integrated from mining through flexible manufacturing of compound phosphate fertilizers to the market place. Flexible manufacturing means that Spur may produce Monoammonium Phosphate fertilizer (“MAP”), Dia-ammonium phosphate fertilizer (DAP) or NPK’s depending on market demand

While Spur continues to work on the YMC Project, we are also advancing our vision to be “The Fastest Growing Integrated Supplier of Plant Nutrients for the Chinese Farmer.” Spur is continuing its transition from being a mining company to being fully integrated from mining through production into the market place, with an emphasis on being a market driven and customer focused company.

8. Disclosure Controls and Procedures

INTERNAL CONTROLS OVER FINANCIAL REPORTING
For the nine months ended September 30, 2007, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

OTHER MATTERS
During the year ended December 31, 2005, the Company’s General Counsel and Corporate Secretary made recommendations to the Company’s CEO and Board of Directors concerning the Company’s disclosure policy. Based on those recommendations, a draft corporate disclosure policy was presented to the Company’s board and adopted in late December 2005.

In 2006 the Company had engaged Grant Thornton to assist it in the documentation, evaluation and testing of its internal controls and procedures in compliance with SOX 404. The project will be scaled down to meet minimal requirements as Spur announced on September 11, 2007 its decision to voluntarily terminate the registration of its securities under the U.S. Securities Exchange Act of 1934. The deregistration will be effective December 12, 2007.

Spur's rationale for deregistration is based on the following:

  The primary market for Spur's shares is the Toronto Stock Exchange, where the average trading volume has accounted for more than 95% of Spur's worldwide trading volume over the last year;

  Spur currently completes its financial statements in accordance with Canadian GAAP. The Company recognizes that U.S. and Canadian GAAP are different in certain areas and accordingly the Company presents a reconciliation from Canadian GAAP to US GAAP in its annual audited financial statements. Spur will continue to do so in the foreseeable future.

  Spur is continuously seeking to minimize its operating costs.

The deregistration will have no impact on Spur's primary listing of its common shares on the Toronto Stock Exchange. Spur will continue to publish financial reports, financial statements, press releases and shareholder information, which will be available at www.sedar.com and on Spur's web site at www.spur-ventures.com, and will continue to provide a high standard of corporate governance, information and disclosure for all investors, including those in the United States.

Management will continue to ensure that material information relating to the Company, including its consolidated subsidiaries, will be made known to the Company's shareholders in a timely manner, and that the Company’s disclosure controls and procedures will be effective not only with respect to the Company’s annual filing requirements but on an ongoing basis.

9. Risk Factors

The Company’s business is in China, which despite recent government policy changes carries risk for foreign owned operations.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China is an emerging economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government and even provincial and municipal governments continue to play a significant role in the planning of the economy, not always in a coordinated fashion.

Investment in China can be affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could affect the

Company’s investment in China. Circumstances such as a change in leadership, social or political disruption may benefit or limit the Chinese government's abilities to pursue such policies.

Need to Obtain Permits and Licenses. Although China is progressing towards a market-oriented economy, it is still a centrally planned economy. The operations of the Company require government review, licenses and permits from various government agencies, and there is no guarantee the Company will be granted all required licences and permits.

Chinese Costs. There continues to be “made in China” pricing for raw materials, minerals and fertilizers which differs from international prices. The continued rapid growth in the Chinese economy is affecting both fertilizer input prices and international freight rates for imports. Spur assumes that raw material prices in China will eventually be set based on import parity.

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